Morgan, Lewis & Bockius LLP
One Federal Street
Boston, MA 02110

                               September 4, 2015

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Aquila Municipal Trust (File Nos. 33-01857; 811-04503) Preliminary Proxy Materials
Ladies and Gentlemen:

On behalf of our client, Aquila Municipal Trust (the “Registrant”), a Massachusetts business trust, we enclose herewith pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, and Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), a preliminary copy of the notice of special meeting, proxy statement and form of proxy to be used in connection with the special meeting of shareholders of Aquila Narragansett Tax-Free Income Fund (the “Fund”), a series of the Registrant, to be held on December 1, 2015.

The purpose of the special meeting to which the enclosed materials relate is to solicit shareholder approval of a new Sub-Advisory Agreement for the Fund.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz